Hogan Lovells US LLP 1735 Market Street, 23rd Floor Philadelphia, PA 19103 T +1 267 675 4600 F +1 267 675 4601 www.hoganlovells.com

September 18, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:                                                                    Mr. Jacob Luxenburg

Mr. Jim Rosenberg

Ms. Irene Paik

Mr. Joseph McCann

Re:                                                                             OptiNose, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted August 31, 2017

File No. 377-01605

Ladies and Gentlemen:

On behalf of our client, OptiNose, Inc. (the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 14, 2017 (the “Comment Letter”), relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the comment set forth in the Comment Letter (the “Comment”), the Company has revised the disclosure and is publicly filing a Registration Statement on Form S-1 (the “Registration Statement”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on August 31, 2017.

Set forth below is the Company’s response to the Comment.  For your convenience, we have incorporated the Comment into this response letter.  The page reference in the text of this response letter corresponds to the page number of the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted August 31, 2017

Business
AVP-825 License Agreement, page 112

1.                                      We note that your response to prior comment 2 indicates that the AVP-825 License Agreement will terminate in the US as soon as the FDA grants marketing approval to a product as a generic to AVP-825. Please revise to clarify whether AVP-825 has patent protection in the US that would impact when FDA could grant such marketing approval to a generic, and if so, disclose the earliest date that patent protection expires.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised its disclosure on pages 110 to 111 of the Registration Statement.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (267) 675-4678.

Sincerely,

/s/ Rachael M. Bushey
Rachael M. Bushey

Enclosures

cc:                                Peter K. Miller, Chief Executive Officer, OptiNose, Inc.
Michael F. Marino, Esq., Chief Legal Officer, OptiNose, Inc.
Steven J. Abrams, Esq., Hogan Lovells US LLP
Divakar Gupta, Esq., Cooley LLP
Brian F. Leaf, Esq., Cooley LLP
Jeffrey P. Libson, Esq., Cooley LLP